Filed Pursuant to Rule 433
Registration Nos. 333-227600 and 333-227600-01
July 29, 2019

Essex Portfolio, L.P.
$400,000,000 3.000% Senior Notes due 2030
fully and unconditionally guaranteed by
Essex Property Trust, Inc.

Issuer:	Essex Portfolio, L.P.

Guarantor:	Essex Property Trust, Inc.

Principal Amount:	$400,000,000

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / BBB+

Trade Date:	July 29, 2019

Settlement Date:	August 7, 2019 (T+7)

Maturity Date:	January 15, 2030

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2020

Benchmark Treasury:	UST 2.375% due May 15, 2029

Benchmark Treasury Price / Yield:	102-26+ / 2.055%

Spread to Benchmark Treasury:	T+110 basis points

Yield to Maturity:	3.155%

Coupon:	3.000% per annum

Price to Public:	98.632% of the Principal Amount, plus accrued interest, if any, from the Settlement Date if settlement occurs after the Settlement Date

Optional Redemption Provisions:
Prior to October 15, 2029, make-whole call as set forth in the preliminary prospectus supplement at Treasury +20 basis points

On or after October 15, 2029, the redemption price will be 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date, as set forth in the preliminary prospectus supplement

CUSIP / ISIN:	29717P AU1 / US29717PAU12

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. Jefferies LLC MUFG Securities Americas Inc.

Senior Co-Managers:	Barclays Capital Inc. BB&T Capital Markets, a division of BB&T Securities, LLC BNP Paribas Securities Corp. Mizuho Securities USA LLC

Co-Managers:	Capital One Securities, Inc. Regions Securities LLC Scotia Capital (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Wells Fargo Securities, LLC toll free at 1-800-645-3751, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533, or (iv) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.